THE DREYFUS FAMILY OF FUNDS

(Dreyfus Cash Management Funds Included in Schedule A)

Rule 18f-3 Plan

Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act"), requires that the Board of an investment company desiring to offer multiple classes pursuant to said Rule adopt a plan setting forth the separate arrangement and expense allocation of each class, and any related conversion features or exchange privileges.

The Board, including a majority of the non-interested Board members, of each of the investment companies, or series thereof, listed on Schedule A attached hereto, as such Schedule may be revised from time to time (each, a "Fund"), which desires to offer multiple classes has determined that the following plan is in the best interests of each class individually and the Fund as a whole:

1.          Class Designation: Fund shares shall be divided into Institutional shares, Administrative shares, Investor shares and Participant shares, and, if indicated on Schedule A hereto, Agency shares, Classic shares, Premier shares, Service shares and Select shares.

2.          Differences in Services: The services offered to shareholders of each Class shall be substantially the same, except for certain services provided to holders of Agency shares, Administrative shares, Classic shares, Investor shares, Premier shares, Participant shares, Service shares and Select shares pursuant to a Service Plan. Certain automatic investment plan and automatic redemption plan privileges are available only to holders of Classic shares.

3.          Differences in Distribution Arrangements: Each Class of shares shall be offered at net asset value to institutional investors, particularly banks, acting for themselves or in a fiduciary, advisory, agency, custodial or similar capacity. Classic shares also are offered to investors who received Classic shares of a Fund in connection with the reorganization of a fund. No Class shall be subject to any front-end or contingent deferred sales charges.

Agency shares, Administrative shares, Classic shares, Investor shares, Premier shares, Participant shares, Service shares and Select shares shall be subject to an annual distribution and service fee at the rate set forth on Schedule B attached hereto, pursuant to a Service Plan adopted in accordance with Rule 12b-1 under the 1940 Act.

Institutional shares shall be subject to an annual service fee at the rate of up to .25% of the value of the average daily net assets of Institutional shares, pursuant to a Shareholder Services Plan.

4.          Expense Allocation: The following expenses shall be allocated, to the extent practicable, on a Class-by-Class basis: (a) fees under the Service Plan and Shareholder Services Plan; (b) printing and postage expenses related to preparing and distributing materials, such as shareholder reports, prospectuses and proxies, to current shareholders of a specific Class; (c) the expense of administrative personnel and services as required to support the shareholders of a specific Class; (d) litigation or other legal expenses relating solely to a specific Class; (e) transfer agent fees identified by the Fund's transfer agent as being attributable to a specific Class; and (f) Board members' fees incurred as a result of issues relating to a specific Class.

5.          Exchange Privileges: Shares of a Class shall be exchangeable only for (a) shares of the same Class of other investment companies managed or administered by The Dreyfus Corporation or its affiliates as specified from time to time and (b) shares of certain other Classes of such investment companies or shares of certain other investment companies specified from time to time.

Dated:	May 11, 1995
Revised:	February 27, 2008

SCHEDULE A

Dreyfus Cash Management*

Dreyfus Cash Management Plus, Inc.**

Dreyfus Government Cash Management Funds

--Dreyfus Government Cash Management*

--Dreyfus Government Prime Cash Management*

Dreyfus Municipal Cash Management Plus*

Dreyfus New York Municipal Cash Management*

Dreyfus Tax Exempt Cash Management Funds

--Dreyfus Tax Exempt Cash Management*

--Dreyfus California AMT-Free Municipal Cash Management*

--Dreyfus New York AMT-Free Municipal Cash Management***

Dreyfus Treasury & Agency Cash Management****

Dreyfus Treasury Prime Cash Management*

____________________________
*	The Fund also offers Agency shares.
**	The Fund also offers Agency shares, Service shares and Select shares.
***	The Fund also offers Classic shares.
****	The Fund also offers Agency shares, Premier shares, Service shares and Select shares.

SCHEDULE B

Name of Class	Fee as a percentage of average the daily net assets of the Class

Agency shares	.06%

Administrative shares	.10%

Investor shares	.25%

Premier shares	.31%

Participant shares	.40%

Classic shares	.50%

Service shares	.50%

Select shares	.80%